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EXHIBIT 3.3

(ON SHERMAN & HOWARD L.L.C. LETTERHEAD)


NOVEMBER 30, 2000



Nuveen Tax-Free Unit Trust,
Series 1208
c/o The Chase Manhattan Bank
4 New York Plaza, Third Floor
New York, New York 10004-2413


Re: Colorado Insured Trust 90

Ladies and Gentlemen:


We have acted as special counsel to the Nuveen Tax-Free Unit Trust, Series 1208 (the "Fund") with respect to certain applications of the income tax law of the State of Colorado to the above captioned Trust(s) created as part of the Fund (the "Colorado Trust(s)") and to the holders of certificates or registered holders of book entry positions evidencing ownership of fractional undivided interests ("Units") in the Colorado Trust(s) who are residents of the State of Colorado ("Colorado Unitholders").


In this connection, we have examined the form of an opinion of Chapman and Cutler, counsel for Nuveen Investments, the Depositor, to be dated today, as to the federal tax status of the several constituent trusts of the Fund and the holders of Units, including the Colorado Trust(s) and the Colorado Unitholders. Chapman and Cutler has advised us that its opinion, as executed and delivered, will be in all material respects identical to such form. We have also examined such pertinent materials and matters of law as we deemed necessary in order to enable us to express the opinions hereinafter set forth.

It is our understanding that a Colorado Trust will consist of obligations which were issued by the State of Colorado or its political subdivisions or by the United States or possessions of the United States including Puerto Rico, the Virgin Islands and Guam ("Bonds"). The following opinion assumes that the Colorado Trust(s) will have no income other than (i) interest income on the Bonds, (ii) insurance proceeds, if any, referred to in paragraph (3) below, and
(iii) gain on the disposition of such Bonds.

Based on the foregoing and, with your permission, in reliance upon the opinion of Chapman and Cutler referred to above, it is our opinion that application of existing Colorado income tax law would be as follows:

The Chapman and Cutler opinion concludes that each trust, including the Colorado Trust(s), will be governed by the provisions of Subpart E of subchapter J of chapter 1, Internal Revenue Code of 1986 (the "Code"). Although there are no Colorado income tax statutes similar to subchapter J of chapter 1 of the Code, the Colorado statutory provisions generally operate to reach the same result that is reached under the federal system. The income, deduction, and credit items directly reportable by the "owner" of a trust under the federal rules are also directly reportable by that same person under Colorado rules. Conversely, items of income, deduction, and credit not reportable for federal purposes typically are not reported for Colorado purposes. For resident individuals, estates, and trusts, Colorado law imposes a tax on federal taxable income, as defined in the Code, with specific modifications. For corporations, a tax is imposed on net income derived from sources within Colorado. A corporation's net income is defined as federal taxable income, again with certain modifications. There are two modifications relevent to this opinion. First, interest income less amortization of premium on obligations of any state or any politcal subdivision thereof must be added to federal taxable income; however, interest income on obligations of the State of Colorado or a political subdivision thereof which are issued on or after May 1, 1980 is specifically excluded from this modification. Interest income on obligations of the State of Colorado or a political subdivision thereof which were issued before May 1, 1980 is also excluded from this modification to the extent that such interest is specifically exempt from income taxation under the laws of the State of Colorado authorizing the issuance of such obligations. The second relevent modification is that interest income on obligations of the United States and its possessions is subtracted from federal taxable income to the extent it was included in federal taxable income.

Colorado also imposes on individuals, estates, and trusts an alternative minimum tax based on the federal alternative minimum taxable income determined pursuant to Section 55 of the Code. As with the
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modifications to federal taxable income pertaining to interest income on
Colorado exempt obligations, interest income on obligations of the State of Colorado and political sudivisions thereof which are issued on or after May 1, 1980, or which were issued prior to May 1, 1980 but have interest specifically exempt from income taxation under the Colorado laws authorizing the issuance of such obligations, is not included in the modification that otherwise requires that interest income from obligations of states or political subdivisions thereof be included in federal alternative minimum taxable income. Furthermore, interest income on obligations of the United States and its possessions is subtracted from federal alternative minimum taxable income.

Because Colorado income tax law is based upon the federal law and in light of the opinion of Chapman and Cutler, the Colorado Trust(s) will not be association(s) taxable as corporation(s) for purposes of Colorado income taxation.

With respect to Colorado Unitholders, in view of the relationship between federal and Colorado tax computations described above and the opinion of Chapman and Cutler referred to above:

(1) Each Colorado Unitholder will be treated as owning a share of each asset of the Colorado Unitholder's respective Colorado Trust for Colorado income tax purposes, in the proportion that the number of Units of such Colorado Trust held by the Unitholder bears to the total number of outstanding Units of the Colorado Trust, and the income of the Colorado Trust will therefore be treated as the income of each Colorado Unitholder under Colorado law in the proportion described;

(2) Interest on Bonds that would not be included in the base subject to Colorado income tax or Colorado alternative minimum tax when paid directly to a Colorado Unitholder will not be included in the base subject to Colorado income tax or alternative minimum tax when received by a Colorado Trust and attributed to such Colorado Unitholder and when distributed to such Colorado Unitholder;

(3) Proceeds paid under an insurance policy, if any, issued to the issuer of the Bonds involved, to the Depositor prior to deposit of the Bonds in a Colorado Trust, or to a Colorado Trust, which proceeds represent maturing interest on defaulted Bonds and which proceeds would not be included in the base subject to Colorado income tax or Colorado alternative minimum tax when paid directly to a Colorado Unitholder will not be included in the base subject to Colorado income and alternative minimum tax when received by a Colorado Trust and attributed to such Colorado Unitholder and when distributed to such Colorado Unitholder;

(4) Generally, each Colorado Unitholder will realize gain or loss taxable in Colorado when the Colorado Unitholder's respective Colorado Trust disposes of a Bond (whether by sale, exchange, redemption, or payment at maturity) or when the Colorado Unitholder redeems or sells Units at a price that differs from original cost as adjusted for amortization of bond discount or premium and other basis adjustments (including any basis reduction that may be required to reflect a Colorado Unitholder's share of interest, if any, accruing on Bonds during the interval between the Colorado Unitholder's settlement date and the date such Bonds are delivered to the Colorado Trust, if later). However, beginning in 2000, a Colorado Unitholder who is an individual, a trust or an estate may be able to exclude from Colorado taxable income up to $1,200 per year ($2,400 for a married couple filing jointly; which limits increase to $1,500 and $3,000, respectively, for years beginning with 2001), interest income from the Bonds, of gains from the Trust's disposition of Bonds or gains from the redemption or sale of the Colorado Unit Holder's Units. Under legislation enacted by Colorado in 1999, interest income, dividend income and net capital gains (as defined in Section 1222(11) of the Code) otherwise includable in taxable income qualify for the exclusion. The exclusion will be available only in years during which state revenues exceed by $220 million ($350 million, indexed annually, for fiscal years beginning after July 1, 2000) state spending limits mandated by the Colorado Constitution, as such revenue and spending limits are described in the Appendix to the Information Supplement entitled "Colorado Disclosure" under the caption "Economic Factors--Colorado--Restrictions on Appropriations and Revenues";

(5) Tax cost reduction requirements relating to amortization of bond premium may, under some circumstances, result in Colorado Unitholders realizing gain taxable in Colorado when their Units are sold or redeemed for an amount equal to or less than their original cost. Such gain may qualify for the exclusion from Colorado taxable income described in paragraph (4) above during years in which the exclusion becomes available; and
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(6)  If interest on indebtedness incurred or continued by a Colorado Unitholder to purchase Units in the Colorado Trust is not deductible for federal income tax purposes, it will not be deductible for Colorado income tax purposes.

We have not examined any of the Bonds to be deposited in the Colorado Trusts(s) and express no opinion as to whether the interest (or, if applicable, insurance proceeds representing interest) on any such Bonds would in fact be included in the base subject to Colorado income tax or Colorado alternative minimum tax if directly received by a Colorado Unitholder.


We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (File No. 333-50144) relating to the Units referred to above and to the use of our name and the reference to our firm in such Registration Statement, and in the related Prospectus, under the "Tax Status" heading for each Colorado Trust in the Fund. In addition, we authorize The Chase Manhattan Bank to rely upon this opinion in its capacity as Trustee of the Fund.


Very truly yours,

SHERMAN & HOWARD L.L.C.